Exhibit 99.1

NESR Announces Resignation of Board Member

HOUSTON, TX / ACCESSWIRE / June 7, 2024 / National Energy Services Reunited Corp. (“NESR” or the “Company”) (OTC PINK:NESR)(OTC PINK:NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced that on June 5th, 2024, the Board of Directors of NESR accepted the resignation of Board member, Mr. Thomas Wood, effective immediately. Mr. Wood will not be standing for re-election at the 2024 Annual General Meeting.

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the Company’s expectations related to its business performance, financial condition and results of operation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.